SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FINAL RESULT OF THE AUCTION HELD ON MARCH 18, 2011, OF THE TENDER OFFER FOR ACQUISTION OF THE OUTSTANDING COMMON SHARES ISSUED BY VIVO PARTICIPAÇÕES S.A. (“OFFER”)

São Paulo, March 18th, 2011 – VIVO Participações S.A. (“Vivo Part.”), announces that SP Telecomunicações Participações Ltda. (“SP Telecom” – the Offeror), has acquired at the Offer Auction held on this date, the following amount of common shares of Vivo Part..

Negotiation Code	amount of shares acquired at the Offer Auction
VIVO3	10,634,722

Vivo Part. also announces that, after the financial settlement of the auction to be held on March 23rd, 2011, is foreseen that SP Telecom will hold 7.75% of common shares issued by Vivo Part., representing 2.65% of its total capital stock.

VIVO – Investor Relations

Cristiane Barretto Sales
Carlos Raimar Schoeninger

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Phone: +55 11 7420-1172
e-mail: ir@vivo.com.br

Informations available on the website:  http://www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.